UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF INC

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

2322 Blaisdell Ave South
Minneapolis, Minnesota 55404
(212) 343-8353

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nazar M. Khan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,938,364
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 23,938,364
	10	SHARED DISPOSITIVE POWER 4,019,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,958,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.27%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 382,597,605 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of August 9, 2024. Aggregate amount beneficially owned includes 1,830,052 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yaqeen Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 901,809
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 901,809
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%(2)
14	TYPE OF REPORTING PERSON OO

((2) Based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as of August 9, 2024.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lake Harriet Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,099,071
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,099,071
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,099,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.37%(3)
14	TYPE OF REPORTING PERSON OO

(3) Based on 382,597,605 shares of the Issuer's Common Stock issued and outstanding as of August 9, 2024. Aggregate amount beneficially owned includes 1,830,052 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 8

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the original Schedule 13D filed (with the Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 thereto, filed with the Commission on October 4, 2022, Amendment No. 2 thereto, filed with the Commission on October 17, 2022, Amendment No. 3 thereto, filed with the Commission on February 3, 2023, Amendment No. 4 thereto, filed with the Commission on March 10, 2023, Amendment No. 5 thereto, filed with the Commission on June 28, 2023, and Amendment No. 6 thereto, filed with the Commission on October 23, 2023, and is filed by (i) Mr. Nazar M. Khan, (ii) Yaqeen Trust I, a Minnesota trust (“Yaqeen Trust I”), and (iii) Lake Harriet Holdings, LLC, a Delaware limited liability company (“Lake Harriet Holdings”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The purpose of this Amendment No. 7 is to disclose recent transactions identified in Item 3.

Item 2. Identity and Background.
No material change.

Item 3. Source and Amount of Funds or Other Consideration.
As previously disclosed, Nazar M. Khan (“Khan”), Yaqeen Trust I and Lake Harriet Holdings executed certain irrevocable voting proxies (the “Proxies”) in favor of Mr. Paul B. Prager, the Chief Executive Officer of the Issuer, for an original term continuing until February 22, 2024, which was subsequently extended until May 1, 2024, when all Proxies expired.

On May 17, 2024, Lake Harriet Holdings received 1,622,926 shares of the Issuer’s Common Stock upon exercise of an equal number of warrants at a price of $0.01 per share for an aggregate purchase price of $16,229.26.

On May 20, 2024, Khan received 400,000 shares of the Issuer’s Common Stock upon the vesting of performance stock units (“PSUs”) in accordance with their terms upon the achievement of specified performance goals between the grant date and the third anniversary of January 9, 2024, subject to Khan’s continued employment or service with the Issuer through such date. On May 22, 2024, Khan disposed of 191,512 shares of the Issuer’s Common Stock due to withholding to cover taxes, as a result of Khan’s election of net settlement with regard to the vesting of the PSU’s on May 20, 2024.

On June 14, 2024, Khan received a distribution of 3,804,683 shares of the Issuer's Common Stock in connection with a distribution from Stammtisch Investments LLC.

On June 20, 2024, Khan received 400,000 shares of the Issuer's Common stock upon the vesting of PSUs in accordance with their terms upon the achievement of specified performance goals between the grant date and the third anniversary of January 9, 2024, subject to Khan’s continued employment or service with the Issuer through such date. On June, 2024, Khan disposed of 221,200 shares of the Issuer’s Common Stock due to withholding to cover taxes, as a result of Khan’s election of net settlement with regard to the vesting of the PSU’s on June 20, 2024.

On June 27, 2024, Khan received 400,000 shares of the Issuer's Common stock upon the vesting of PSUs in accordance with their terms upon the achievement of specified performance goals between the grant date and the third anniversary of January 9, 2024, subject to Khan’s continued employment or service with the Issuer through such date. On July 1, 2024, Khan disposed of 221,200 shares of the Issuer’s Common Stock due to withholding to cover taxes, as a result of Khan’s election of net settlement with regard to the vesting of the PSU’s on June 27, 2024.

On July 9, 2024, Khan received 400,000 shares of the Issuer's Common stock upon the vesting of PSUs in accordance with their terms upon the achievement of specified performance goals between the grant date and the third anniversary of January 9, 2024, subject to Khan’s continued employment or service with the Issuer through such date. On July 9, 2024, Khan disposed of 221,200 shares of the Issuer’s Common Stock due to withholding to cover taxes, as a result of Khan’s election of net settlement with regard to the vesting of the PSU’s on July 9, 2024.

Item 4. Purpose of Transaction.
The information set forth under Item 3 above is incorporated herein by reference.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 8

Item 5. Interest in Securities of the Issuer.
Item 5 is amended as follows:
Reference to percentage ownerships of Common Stock in this Schedule 13D are based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as August 9, 2024.
(a) and (b)

(i) As of the date of this Schedule 13D, Mr. Nazar M. Khan may be deemed to be the beneficial owner of 27,958,151 shares of Common Stock (approximately 7.27% of Common Stock), 13,937,484 shares of Common Stock which he holds directly, 4,019,787 shares of Common Stock with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instruments of various trusts for the benefit of his family, 901,809 shares of Common Stock with respect to which he has a beneficial interest by virtue of his position as the trustee of Yaqeen Trust I and 9,099,071 shares of Common Stock with respect to which he has a beneficial interest by virtue of his position as the sole manager and president of Lake Harriet Holdings. Mr. Nazar M. Khan may be deemed to have sole dispositive power with respect to the 13,937,484 shares he holds directly, shared dispositive power with respect to 4,019,787 shares of Common Stock held by various trusts for the benefit of his family, sole dispositive power with respect to 901,809 shares of Common Stock held by Yaqeen Trust I and sole dispositive power with respect to 9,099,071 shares of Common Stock held by Lake Harriet Holdings. Mr. Nazar M. Khan disclaims beneficial ownership of all such shares of Common Stock.
(ii) As of the date of this Schedule 13D, Yaqeen Trust I may be deemed to be the beneficial owner of 901,809 shares of Common Stock (approximately 0.24% of Common Stock), which it holds directly. Yaqeen Trust I may be deemed to have sole dispositive power with respect to such shares of Common Stock.
(iii) As of the date of this Schedule 13D, Lake Harriet Holdings may be deemed to be the beneficial owner of 9,099,071 shares of Common Stock (approximately 2.37% of Common Stock) it holds directly. Lake Harriet Holdings may be deemed to have sole dispositive power with respect to such shares of Common Stock.

(e)
On June 14, 2024, Khan received a distribution of 3,804,683 shares of the Issuer's Common Stock in connection with a distribution from Stammtisch Investments LLC.

On June 20, 2024, Khan received 400,000 shares of the Issuer's Common stock upon the vesting of PSUs in accordance with their terms upon the achievement of specified performance goals between the grant date and the third anniversary of January 9, 2024, subject to Khan’s continued employment or service with the Issuer through such date. On June, 2024, Khan disposed of 221,200 shares of the Issuer’s Common Stock due to withholding to cover taxes, as a result of Khan’s election of net settlement with regard to the vesting of the PSU’s on June 20, 2024.

On June 27, 2024, Khan received 400,000 shares of the Issuer's Common stock upon the vesting of PSUs in accordance with their terms upon the achievement of specified performance goals between the grant date and the third anniversary of January 9, 2024, subject to Khan’s continued employment or service with the Issuer through such date. On July 1, 2024, Khan disposed of 221,200 shares of the Issuer’s Common Stock due to withholding to cover taxes, as a result of Khan’s election of net settlement with regard to the vesting of the PSU’s on June 27, 2024.

On July 9, 2024, Khan received 400,000 shares of the Issuer's Common stock upon the vesting of PSUs in accordance with their terms upon the achievement of specified performance goals between the grant date and the third anniversary of January 9, 2024, subject to Khan’s continued employment or service with the Issuer through such date. On July 9, 2024, Khan disposed of 221,200 shares of the Issuer’s Common Stock due to withholding to cover taxes, as a result of Khan’s election of net settlement with regard to the vesting of the PSU’s on July 9, 2024.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 8
The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)Not applicable.
(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material change.

Item 7. Material to be Filed as Exhibits.
None.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 13, 2024

NAZAR M. KHAN

/s/ Nazar M. Khan

YAQEEN TRUST I

By: Nazar M. Khan, as trustee

/s/ Nazar M. Khan

LAKE HARRIET HOLDINGS, LLC

By:	/s/ Nazar M. Khan
	Name:	Nazar M. Khan
	Title:	President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).